                                                                     Exhibit 5.2

Direct Dial: (416) 216-4000

Toronto, December 14, 2005

Royal Bank of Canada
Royal Bank Plaza
200 Bay Street
Toronto, ON M5J 2J5

Dear Sirs:

We hereby consent to the summary of our opinion under the caption "Limitations on Enforcement of U.S. Laws Against the Bank, our Management and Others" in the short form base shelf prospectus included in the Registration Statement on Form F-9, relating to the offering of up to U.S. $6,000,000,000 of senior debt securities and subordinated debt securities (subordinated indebtedness) filed under the United States Securities Act of 1933 (the "Act").

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours very truly,


/s/ OGILVY RENAULT LLP